EXHIBIT 12
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Nine Months Ended
	September 30,
	2008		2007
Income before income taxes, losses in equity investments and minority interests	$1,450		$1,331

Fixed charges deducted from income:
Interest expense	341		395
Implicit interest in rents	28		42

	369		437

Earnings available for fixed charges (a)	$1,819		$1,768

Interest expense	$341		$395
Capitalized interest	13		16
Implicit interest in rents	28		42

Total fixed charges (a)	$382		$453

Ratio of earnings to fixed charges	4.8	x	3.9	x

(a)	To the extent interest may be assessed by taxing authorities on any underpayment of income tax, such amounts are classified as a component of income tax expense in our Statements of Operations. For purposes of this disclosure, we have elected to exclude interest expense related to income tax matters from our measurements of “Earnings available for fixed charges” and “Total fixed charges” for all periods presented.